# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Monopar Therapeutics, CIK 0001645469
CUSIP: 61023L207
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 1000 Skokie Blvd., Suite 350, WILMETTE, Illinois (IL), 60091
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001104659-26-062250
Filed by CIK 0001964437

## Reporting persons
- Saturn V Capital Management LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 313,384; sole dispositive power 0; shared dispositive power 313,384; aggregate amount beneficially owned 313,384 (4.7% of the class)
  Comment: * Saturn V Capital Management LP acts as the investment manager of certain pooled investment vehicles and managed accounts (collectively the "Clients") in which such shares referred to above are held. As a result, Saturn V Capital Management LP possesses the power to vote and dispose or direct the disposition of all the shares beneficially owned by the Clients. No Client holds or beneficially owns five percent or more of the outstanding shares of the Issuer. Saturn V Capital Management LP disclaims beneficial ownership of any of the shares held by the Clients.
  
  + Based on 6,699,062 shares outstanding of the Issuer as of April 30, 2026, as set forth in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 14, 2026.
- Xiaoying Tian: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 313,384; sole dispositive power 0; shared dispositive power 313,384; aggregate amount beneficially owned 313,384 (4.7% of the class)
  Comment: * Ms. Tian is the Managing Member of SVCM GP LLC, the general partner of Saturn V Capital Management LP, the Investment Manager of the Clients. As a result, Ms. Tian possesses the power to vote and dispose or direct the disposition of all the shares beneficially owned by the Clients. Ms. Tian disclaims beneficial ownership of any of the shares held by the Clients.
  
  + Based on 6,699,062 shares outstanding of the Issuer as of April 30, 2026, as set forth in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 14, 2026.

## Item 1. Issuer
Name of issuer: Monopar Therapeutics
Address of issuer's principal executive offices: 1000 Skokie Blvd., Suite 350, WILMETTE, ILLINOIS, 60091.

## Item 2. Person Filing
Name of person filing: Saturn V Capital Management LP, Xiaoying Tian
Address of principal business office or, if none, residence: 823 Congress Avenue, Suite 1030, Austin, TX 78701
Citizenship: Saturn V Capital Management LP is a Delaware Limited Partnership. Xiaoying Tian is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Aggregate of all Reporting Persons: 313,384

Saturn V Capital Management LP - 313,384*

Xiaoying Tian - 313,384**

* Saturn acts as the investment manager for the Clients who hold the Shares described herein and referred to above. As a result, Saturn possesses the power to vote and dispose or direct the disposition of all the Shares beneficially owned by the Clients. No Client holds or beneficially owns five percent or more of the outstanding Shares of the Issuer. Saturn disclaims beneficial ownership of any of the Shares held by the Clients.

** Ms. Tian is the Managing Member of SVCM GP LLC, the general partner of Saturn, the Investment Manager of the Clients. As a result, Ms. Tian possesses the power to vote and dispose or direct the disposition of all the Shares beneficially owned by the Clients. Ms. Tian disclaims beneficial ownership of any of the Shares held by the Clients.
Percent of class:
Aggregate of all Reporting Persons: 4.68%+

Saturn V Capital Management LP - 4.68%+*

Xiaoying Tian - 4.68%+**

* Saturn acts as the investment manager for the Clients who hold the Shares described herein and referred to above. As a result, Saturn possesses the power to vote and dispose or direct the disposition of all the Shares beneficially owned by the Clients. No Client holds or beneficially owns five percent or more of the outstanding Shares of the Issuer. Saturn disclaims beneficial ownership of any of the Shares held by the Clients.

** Ms. Tian is the Managing Member of SVCM GP LLC, the general partner of Saturn, the Investment Manager of the Clients. As a result, Ms. Tian possesses the power to vote and dispose or direct the disposition of all the Shares beneficially owned by the Clients. Ms. Tian disclaims beneficial ownership of any of the Shares held by the Clients.

+ Based on 6,699,062 shares outstanding of the Issuer as of April 30, 2026, as set forth in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 14, 2026.
Sole power to vote or to direct the vote:
Saturn V Capital Management LP - 0

Xiaoying Tian - 0
Shared power to vote or to direct the vote:
Saturn V Capital Management LP - 313,384*

Xiaoying Tian - 313,384**

* Saturn acts as the investment manager for the Clients who hold the Shares described herein and referred to above. As a result, Saturn possesses the power to vote and dispose or direct the disposition of all the Shares beneficially owned by the Clients. No Client holds or beneficially owns five percent or more of the outstanding Shares of the Issuer. Saturn disclaims beneficial ownership of any of the Shares held by the Clients.

** Ms. Tian is the Managing Member of SVCM GP LLC, the general partner of Saturn, the Investment Manager of the Clients. As a result, Ms. Tian possesses the power to vote and dispose or direct the disposition of all the Shares beneficially owned by the Clients. Ms. Tian disclaims beneficial ownership of any of the Shares held by the Clients.
Sole power to dispose or to direct the disposition:
Saturn V Capital Management LP - 0

Xiaoying Tian - 0
Shared power to dispose or to direct the disposition:
Saturn V Capital Management LP - 313,384*

Xiaoying Tian - 313,384**

* Saturn acts as the investment manager for the Clients who hold the Shares described herein and referred to above. As a result, Saturn possesses the power to vote and dispose or direct the disposition of all the Shares beneficially owned by the Clients. No Client holds or beneficially owns five percent or more of the outstanding Shares of the Issuer. Saturn disclaims beneficial ownership of any of the Shares held by the Clients.

** Ms. Tian is the Managing Member of SVCM GP LLC, the general partner of Saturn, the Investment Manager of the Clients. As a result, Ms. Tian possesses the power to vote and dispose or direct the disposition of all the Shares beneficially owned by the Clients. Ms. Tian disclaims beneficial ownership of any of the Shares held by the Clients.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Saturn V Capital Management LP: Xiaoying Tian, Xiaoying Tian, Managing Member of SVCM GP LLC, the General Partner of Saturn V Capital Management LP (08/12/2026)
- Xiaoying Tian: Xiaoying Tian, Xiaoying Tian (08/12/2026)